Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Radisys Corporation:
We consent to the use of our report dated February 28, 2018, with respect to the consolidated balance sheets of Radisys Corporation as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG
Portland, Oregon
April 26, 2018